August 30, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Intervest Bancshares Corporation

Registration Statement on Form S-1

Request for Acceleration of Effectiveness

File No. 333-167911

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Intervest Bancshares Corporation (the “Company”) in requesting that the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective on September 1, 2010, at 3:30 p.m., or as soon thereafter as practicable.

Very truly yours, SANDLER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp., the sole general partner

By:	/s/ Jennifer A. Docherty
Jennifer A. Docherty
Authorized Signatory